UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Greenbrook TMS Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

393704309

(CUSIP Number)

Sasha Cucuz

Greybrook Health Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

(647) 478-8881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS THE VAMVAKAS FAMILY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,017,872(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,017,872 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,017,872 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Reflects deemed shared beneficial ownership with the indirect subsidiary of The Vamvakas Family Trust (the “Trust”), Greybrook Health Inc. (“Greybrook Health”), as reported below.

(2) See note 2 for Greybrook Health, as reported below.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS GREYBROOK HEALTH INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,017,872 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,017,872 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,017,872 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This amount includes (i) 7,000,424 common shares, no par value (the “Common Shares”), of Greenbrook TMS Inc. (the “Issuer”) beneficially owned by Greybrook Health (collectively with the Trust, the “Reporting Persons”), (ii) 2,631,578 Common Shares estimated to be issuable to Greybrook Health upon conversion of up to approximately US$1.0 million of a convertible instrument (the “Convertible Instrument”) in respect of the outstanding principal amount of the unsecured notes of the Issuer (the “Notes”) held by Greybrook Health, and (iii) 385,870 Common Shares issuable to Greybrook Health upon the exercise of common share purchase warrants of the Issuer (the “Warrants”).

(2) This percentage is calculated based upon 40,800,100 outstanding Common Shares of the Issuer as of July 13, 2023 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on July 13, 2023 in connection with the Issuer’s equity line financing (the “Equity Line”) with Alumni Capital LP (“Alumni Capital”), plus an additional (i) 2,631,578 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Convertible Instrument by Greybrook Health, (ii) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants, and (iii) 1,173,831 Common Shares issued to Alumni Capital by the Issuer under the Equity Line, as reported in the Issuer’s Form 6-K filed with the SEC on July 21, 2023.

EXPLANATORY NOTE

This second amendment (the “Amendment No. 2”) to the original Schedule 13D previously filed on March 10, 2023 (the “Original Schedule 13D”) is being filed by and on behalf of Greybrook Health Inc., a corporation formed under the laws of the Province of Ontario, Canada (“Greybrook Health”), and The Vamvakas Family Trust, a trust formed under the laws of the Province of Ontario, Canada (the “Trust,” and together with Greybrook Health, the “Reporting Persons”), to reflect an increase of 813,397 additional Common Shares issuable to Greybrook Health pursuant to the Convertible Instrument as a result of a decrease in the market price of the Common Shares since the filing of the first amendment to the Original Schedule 13D (the “Amendment No. 1”) on March 24, 2023 (as described below). Additionally, this Amendment No. 2 is also being filed to reflect the issuance of 250,000 warrants (the “Debt Financing Warrants”) to Greybrook Health pursuant to the warrant certificate dated August 1, 2023 (the “Warrant Certificate”) in connection with the Issuer receiving $1.0 million in additional debt financing from Greybrook Health. The Original Schedule 13D, as amended by Amendment No. 1, is herein referred to as the Existing Schedule 13D.

Information and defined terms reported in the Existing Schedule 13D remains in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 2.

Item 2. Identity and Background.

Item 2 of the Existing Schedule 13D is hereby amended and supplemented as follows:

Convertible Instrument

As reported in the Existing Schedule 13D, the Convertible Instrument permits Greybrook Health to convert up to US$1.0 million of the outstanding principal amount of the Notes (as defined in the Original Schedule 13D) into Common Shares at a conversion price per share (the “Conversion Price”) equal to 85.0% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the date of conversion or, if the Common Shares were not then listed on the TSX, or otherwise 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq Stock Market LLC (“Nasdaq”) for the five trading days immediately preceding the date of conversion (subject to the other terms and conditions described in the Original Schedule 13D). On March 13, 2023, the Common Shares were delisted from the TSX. Based on the volume-weighted average trading price of the Common Shares on the Nasdaq for the five trading days prior to August 7, 2023, the Convertible Instrument was convertible into 2,631,578 Common Shares on such date, and accordingly, the Reporting Persons are deemed to beneficially own such additional Common Shares as of such date.

Debt Financing Warrants

As of the date of this Amendment No. 2, after giving effect to the issuance of 250,000 Debt Financing Warrants to Greybrook Health pursuant to the Warrant Certificate, the Reporting Persons are deemed to beneficially own 358,870 Warrants. Under the Warrant Certificate, each Debt Financing Warrant will be exercisable for one Common Share at an exercise price equal to (a) if the Common Shares are listed on the Nasdaq or any other trading market at the time of exercise, 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq (or, if not listed on Nasdaq, then such other trading market on which the Common Shares are principally traded, based upon daily share volume) for the five trading days immediately preceding the exercise date, or (b) if the Common Shares are not listed on any trading market at the time of exercise, a per share price based on fair market value, as determined by the board of directors of the Company, in each case subject to customary anti-dilution adjustments. The Debt Financing Warrants will expire five years from the date of issuance.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On August 1, 2023, Greybrook Health, entered into the Warrant Certificate with the Issuer, pursuant to which Greybrook Health acquired an additional 250,000 Debt Financing Warrants at an exercise price equal to (a) if the Common Shares are listed on the Nasdaq or any other trading market at the time of exercise, 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq (or, if not listed on Nasdaq, then such other trading market on which the Common Shares are principally traded, based upon daily share volume) for the five trading days immediately preceding the exercise date, or (b) if the Common Shares are not listed on any trading market at the time of exercise, a per share price based on fair market value, as determined by the board of directors of the Company, in each case subject to customary anti-dilution adjustments. The Debt Financing Warrants will expire five years from the date of issuance. The acquisition of the Debt Financing Warrants was consideration for Greybrook Health providing the Company an additional $1.0 million in debt financing.

Item 4. Purpose of Transaction.

The information set forth in Items 2 and 3 of this Amendment No. 1 is hereby incorporated by reference into Item 4 of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons to which this Schedule 13D relates is 10,017,872 Common Shares, constituting approximately 22.3% of the Issuer’s outstanding Common Shares, and including (i) 6,800,424 Common Shares that are directly owned by Greybrook Health and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the Trust, (ii) 2,631,578 Common Shares issuable to the Greybrook Health upon conversion of the Convertible Instrument, and (iii) 385,870 Common Shares issuable to Greybrook Health upon exercise of the Warrants. The percentage of Common Shares of the Issuer is based on an 40,800,100 outstanding Common Shares as of July 13, 2023 as reported in the Issuer’s 424B5 filed with the SEC on July 13, 2023, plus an additional (i) 2,631,578 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Convertible Instrument by Greybrook Health, (ii) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants, and (iii) 1,173,831 Common Shares issued thus far to Alumni Capital LP, pursuant to the Purchase Agreement, included as Exhibit 1.1 to the Issuer’s Form 6-K filed with the SEC on July 13, 2023.

(c) Other than the transactions described herein and in the Original Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 7, 2023

THE VAMVAKAS FAMILY TRUST

	By:	/s/ Elias Vamvakas
		Name:	Elias Vamvakas
		Title:	Trustee

GREYBROOK HEALTH INC.

	By:	/s/ Sasha Cucuz
		Name:	Sasha Cucuz
		Title:	Director